UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-38313

Amber International Holding Limited

(Registrant’s name)

1 Wallich Street, #30-02 Guoco Tower, Singapore 078881

Tel: +65 60220228

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Amber International Holding Limited Announces up to US$50 Million Share Repurchase Program

Amber International Holding Limited (Nasdaq: AMBR) (“Amber International”, or the “Company”), a global leading digital wealth management platform and operating under the brand name “Amber Premium,” today announced that its board of directors has authorized a share repurchase program under which the Company may repurchase up to US$50 million worth of its outstanding American depositary shares (“ADSs”), each representing five Class A ordinary shares over the next 12 months starting from December 1, 2025.

“This share repurchase program reflects our Board’s confidence in Amber International’s business momentum and long-term growth trajectory,” said Michael Wu, Chairman and CEO. “Supported by a healthy balance sheet and disciplined capital allocation framework, we are positioned to return capital to shareholders while continuing to invest strategically in our AI-driven technology roadmap, Real World Asset platform development, and broader market expansion initiatives.”

Under the share repurchase program, the Company may repurchase its ADSs from time to time through open market transactions at prevailing market prices, privately negotiated transactions, block trades or any combination thereof. In addition, the Company will also effect repurchase transactions in compliance with Rule 10b-18 and Rule 10b5-1 as applicable under the Securities Exchange Act of 1934, as amended, and its insider trading policy. The number of ADSs repurchased and the timing of repurchases will depend on a number of factors, including, but not limited to, share price, trading volume and general market conditions, along with the Company’s working capital requirements and general business conditions. The Company’s board of directors will review the share repurchase program periodically, and may authorize adjustment of its terms and size. The Company plans to fund the repurchases from a combination of its cash balance and cash generated from its operations, and does not expect the repurchase program to adversely affect its existing business strategies.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Amber International Holding Limited

By:	/s/ Josephine Ngai
Name:	Josephine Ngai
Title:	Chief Financial Officer

Date: November 26, 2025

3